                                                                      EXHIBIT 12

                      ADVANCED LIGHTING TECHNOLOGIES, INC,
   EXHIBIT 12- STATMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (In thousandas)

                                                                          YEAR ENDED JUNE 30,
                                              ------------------------------------------------------------------------
                                                 2003            2002            2001           2000           1999
                                              ----------      ----------      ----------     ----------     ----------
Consolidated pretax income (loss)
   from operations                            $  (27,627)     $  (29,355)     $      887     $    2,588     $  (79,458)
Interest expense                                  11,608          12,121          13,839         14,314         13,889
Interest portion of rent expense                     818             819             737            593            626
                                              ----------      ----------      ----------     ----------     ----------
       EARNINGS (LOSS)                        $  (15,201)     $  (16,415)     $   15,463     $   17,495     $  (64,943)
                                              ==========      ==========      ==========     ==========     ==========
Interest expense                              $   11,608      $   12,121      $   13,839     $   14,314     $   13,889
Interest capitalized                                 370             900             619            458            645
Interest portion of rent expense                     818             819             737            593            626
Preferred shares accretion                         2,098           2,736           2,555          1,796              -
Additional preferred share accretion from
    cumulative effect of accounting change
    for beneficial conversion option                   -               -           5,329              -              -
                                              ----------      ----------      ----------     ----------     ----------
       FIXED CHARGES                          $   14,894      $   16,576      $   23,079     $   17,161     $   15,160
                                              ==========      ==========      ==========     ==========     ==========
RATIO OF EARNINGS TO FIXED CHARGES                     -               -             0.7            1.0              -
                                              ==========      ==========      ==========     ==========     ==========

The Company adopted Emerging Issues Task Force ("EITF") Issue 00-27, "Application of EITF 98-5, `Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,' to Certain Convertible Instruments" in the quarter ended December 31, 2000. EITF Issue 00-27 requires that a convertible instrument's beneficial conversion feature be measured using an effective conversion price. As a result, the value assigned to the redeemable preferred stock was adjusted by $5,329 for the discount related to the beneficial conversion option. This additional discount was immediately accreted to paid-in capital in a manner similar to a cumulative effect of an accounting change since the redeemable preferred stock was convertible at the time of issuance.

For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance cost, whether expensed or capitalized, and that portion of rental expense that is representative of interest. Earnings were inadequate to cover fixed charge requirements by $30,095 in fiscal 2003, $32,991 in fiscal 2002, $7,616 in fiscal 2001, and $80,103 in fiscal 1999.